S

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):[X] Form 10-K [ ] Form 20-F [ ] Form 11-K []Form 10-Q [ ] Form N-SAR

                  For Period Ended:   December 31, 2004
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Jove Corporation.
Full Name of Registrant


Former Name if Applicable

3220 Coolidge Hwy
Address of Principal Executive Office (Street and Number)

Berkley, Michigan 48072
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
 [X] filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The registrant has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the registrant's Annual Report on Form 10-KSB for the year ended
December 31, 2004, by March 31, 2005, the required filing date, without unreasonable effort and expense. Specifically, the registrant has not finalized all of its accounting matters in connection with the recent acquisitions of Michigan Business Development Company (formerly Michigan BIDCO, Inc.) and West Pier Corporation. As a result, the information necessary to complete the Annual Report, including the financial statements and the notes thereto, have not yet been completed. The registrant undertakes the responsibility to file such annual report no later than 15 days after its original due date.

PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

    Clifton S. Crockatt             (248)                 542-6111
       (Name)                    (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A

                                Jove Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 31, 2005       By: /s/ Clifton S. Crockatt
                                  Clifton S. Crockatt
                                  Chief Executive Officer

                                    EXHIBIT A

     Jove Corporation acquired Michigan Business Development Company (formerly Michigan BIDCO, Inc.), or "MBDC," and West Pier Corporation, or "West Pier," effective December 30, 2004. Jove has accounted for these acquisitions in accordance with SFAS 141 - "Business Combinations". SFAS 141 generally requires the use of the purchase method to account for business combinations except in cases where the entities involve related parties, as is the case with Jove's acquisition of MBDC and West Pier. Business combinations between entities deemed related parties are required to use the pooling method to account for acquisitions, which requires using historical book values in measuring the assets of acquired entities instead of current fair market values as required by the purchase method. As a result, Jove anticipates that it will restate its financial statements for the years ended December 31, 2004 and 2003 to reflect the acquisitions of MBDC and West Pier as though the acquisitions had occurred on January 1, 2003. Specifically, Jove currently anticipates reporting the following selected results of operations for the fiscal years ended December 31, 2004 and 2003, respectively. Disclosures of financial information contained herein are estimates based on current information and reasonable assumptions, and such financial information and assumptions are subject to further audit and review by Jove Corporation and its independent auditors.

                                Jove Corporation
             Anticipated Selected Consolidated Results of Operations
              For The Fiscal Year Ended December 31, 2004 and 2003


                                             Fiscal Year Ended December 31

                                                  2004               2003

        Net Revenues                           $113,169          $(383,377)

        General and Administrative Expenses    $525,373           $393,568
                                            ------------        ------------
        Net Income (Loss)                     $(559,138)         $(834,796)
                                             ===========        ============